Exhibit 23.4

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Amendment No. 3 to the Registration Statement on Form S-4 of CONSOL Energy Inc. of our report dated March 14, 2010 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of new accounting standards), relating to the combined balance sheets of Dominion Exploration Inc. and subsidiaries, Dominion Reserves Inc. and subsidiaries, and the producing business of Dominion Transmission Inc. as of December 31, 2009 and December 31, 2008 and the related combined statements of income and shareholders’ equity and comprehensive income and of cash flows for each of the three years in the period ended December 31, 2009 which appears in CONSOL Energy Inc.’s Form 8-K dated March 19, 2010. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Deloitte & Touche LLP

Richmond, Virginia

January 21, 2011